Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

January 28, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2142

Energy Innovation Portfolio, Series 1

File Nos. 333-257172 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given by a colleague of yours during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2142, filed on June 17, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Energy Innovation Portfolio, Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the trust will invest at least 80% of the value of its assets in companies that the sponsor believes are innovative and produce products or services that may directly benefit and impact the manner in which energy is produced, stored, and/or consumed. Please revise this section to include that innovative energy companies should have at least 50% of its revenues or profits derived from or its assets committed to innovative energy.

Response:       In response to this comment, the first paragraph under the “Principal Investment Strategy” section will be replaced with the following:

Under normal circumstances, the trust will invest at least 80% of the value of its assets in companies that currently derive a large portion of their revenues or profits from the energy innovation space or will be increasing their exposure to this space in the coming years. Innovative companies are those that create new technologies or novel product solutions, which may create new growth opportunities. The trust will seek to invest in innovative companies that may be positioned to benefit from evolving technologies related to the production, storage and consummation of energy and may have the ability to improve productivity, improve efficiency, reduce carbon emissions or generate non-traditional sources of energy. The evolving technologies may be in areas such as, but are not limited to, renewable energy; alternative fuels; natural gas & hydrogen; next generation hydrocarbons; emission control technologies; energy storage, maintenance & transmission; and electric vehicles infrastructure. Innovative energy companies can come from a variety of GICS sectors both within and outside of the traditional oil & gas space.

Due to the developing, evolving and research dependent nature of innovative companies, key companies in the innovative energy space may not receive a majority of their revenues or profits from their developing energy innovation product or service. This 80% test captures companies that are the major participants in the energy innovation space.

2.       The second paragraph under the “Principal Investment Strategy” section states that the trust may invest in non-U.S. companies. Will the trust invest in companies located in emerging markets? If so, please disclose and provide the appropriate risk disclosures.

Response:       The trust does not intend to invest in companies located in emerging markets. Therefore, no changes to the prospectus have been made in response to this comment.

Investment Summary — Security Selection

3.       Please describe how the trust selects companies that are innovative and related to energy.

Response:       In response to this comment, the following will be added as the first bullet under the first paragraph under the “Security Selection” section: “Are engaged in evolving practices for how energy is produced, stored and/or consumed.”

4.       Please describe in further detail what securities are included in the starting universe.

Response:       In response to this comment, the following will be replaced the second sentence of the first paragraph under the “Security Selection” section: “The sponsor begins with a universe of securities consisting of all equities traded on an U.S. exchange.”

5.       The “Security Selection” section states that the initial universe consists of “domestic equities.” However, the “Principal Investment Strategy” section states that the trust may invest in non-U.S. companies. Please define “domestic equities” and reconcile this difference.

Response:       As noted in the response to comment 4, the term “domestic equities” will be replaced with “equities traded on an U.S. exchange.” Because non-U.S. companies may trade on U.S. exchanges, the strategy allows for the investing in non-U.S. companies.

6.       The “Security Selection” section states that the sponsor selects companies that it believes to be innovative and bringing disruption to their industry. This differs from the 80% test, which states that the sponsor selects companies that it believes are innovative and produce products or services that may directly benefit and impact the manner in which energy is produced, stored, and/or consumed. Please revise this section to reflect the strategy.

Response:       In response to this comment, the following will be replaced the third sentence of the first paragraph under the “Security Selection” section: “From that universe, the sponsor identifies approximately 75-125 securities of companies that derive a large portion of their revenues or profits from the energy innovation space or will be increasing their exposure to this space in the coming years.”

7.       Please provide definitions for returns on invested capital and weighted average cost of capital. Additionally, please provide the time period over which these variables are considered.

Response:        In response to this comment, the following will be added at the end of the current first bullet under the first paragraph under the “Security Selection” section: “ROIC is calculated as a company’s net operating profit after taxes divided by total capital. WACC is the rate of return that the providers of a company’s capital require, weighted according to the proportion each element bears to the total pool of capital. Both ROIC and WACC will generally be measured for one year or more.”

8.       The second paragraph under the “Security Selection” section states that the sponsor follows a disciplined process when selecting the portfolio. Please explain how a disciplined process is used when the first four bullets allow the sponsor to use discretion when applying those screens.

Response:       The sponsor recognizes that a company that it deems to be innovative may not be favorable investment, for example, the company would not be favorable if it is not attractively valued and cannot offer growth potential. In order to select companies that may help achieve the investment objective of the trust, the sponsor screens the universe of innovative companies using a number of metrics that may indicate that a company is an attractive investment. The process is disciplined because the sponsor has a defined internal procedure that indicates what metrics should be used. For any given company, one metric may be more determinative than another. A process that is disciplined (i.e., has a procedure with defined metrics to evaluate) does not have to be determinative and may be discretionary. Therefore, the sponsor believes that the current disclosure that a disciplined process is applied is appropriate.

Investment Summary — Principal Risks

9.       Please add an energy innovation risk that states that energy innovation may not succeed.

Response:       In response to this comment, the following will be added to the “Principal Risks” section:

The trust invests in innovative energy companies. Although the trust’s investment strategy is designed to achieve the trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved. Companies that are attempting to create new technologies or novel product solutions for the way energy is produced, stored and/or consumed may not in fact do so. Additionally, companies that initially develop a novel technology or solution may not be able to capitalize on it. Companies may face political or legal attacks from competitors, industry groups or local and national governments. The trust may invest in a company that does not currently derive any revenue from innovative energy technologies or solutions, and there is no assurance that a company will derive any revenue from innovative energy technologies or solutions in the future. The innovative energy technology or solution may constitute a small portion of a company’s overall business. As a result, the success of an innovative energy technology or solution may not affect the value of the equity securities issued by the company.

Additionally, in response to this comment, the following will be added to the “Investment Risks” section:

Innovative energy companies risk. The trust invests in innovative energy companies. Although the trust’s investment strategy is designed to achieve the trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved. Companies that are attempting to create new technologies or novel product solutions for the way energy is produced, stored and/or consumed may not in fact do so. Additionally, companies that initially develop a novel technology or solution may not be able to capitalize on it. Companies may face political or legal attacks from competitors, industry groups or local and national governments. Innovative energy companies are subject to the risk that regulatory oversight could increase in the future, which could increase costs and adversely impact the business. The trust may invest in a company that does not currently derive any revenue from innovative energy technologies or solutions, and there is no assurance that a company will derive any revenue from innovative energy technologies or solutions in the future. The innovative energy technology or solution may constitute a small portion of a company’s overall business. As a result, the success of an innovative energy technology or solution may not affect the value of the equity securities issued by the company.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren